Script 1

Subject: Join the Peerknect team!

I hope all is well with you! I want to share some great news with you.

PeerKnect is preparing to launch a crowdfunding campaign on Wefunder. We hope you'll support us by becoming one of our first supporters.

Since you know me, I am sure you know something about what my team and I have been building. PeerKnect is a special project - it is a mobile and web-based application that connects parents of children with special needs to find/post playdates and events and help them build inclusive community in their area. PeerKnect will help families reduce isolation, promote inclusion, promote connections, and enhance children's social and adaptive skills.

You can get a preview of what PeerKnect does here
https://www.youtube.com/watch?v=HvUGj6Xkqsk

This campaign will help us build our team, increase marketing, and keep growing. If you believe in us, we hope you'll help us promote our campaign.

How can you support us?

The easiest way to do this is by vouching for me using the "Vouch for Emily" link at the bottom of this page.

You can also sign up for updates even if you are not ready to commit!

Thank you so much in advance, I'm excited to see what we will be able to do together!

Script 2

Subject: Here we go!

PeerKnect is preparing to launch a crowdfunding campaign on Wefunder. We hope you'll support us by becoming one of our first supporters.

PeerKnect is preparing to launch a crowdfunding campaign on Wefunder. We are launching our fundraising campaign to grow PeerKnect! I hope that you'll join us as an investor.

PeerKnect is a mobile and web-based application that connects parents of children with special needs to find and post playdates and help them build an inclusive community in their area. PeerKnect will help families reduce isolation, promote inclusion, promote connections, and enhance a child's social and adaptive skills. You can get a preview of what PeerKnect does here https://www.youtube.com/watch?v=HvUGj6Xkqsk

We are grateful for your support and love for what we have built! Here is how you can help:

- Email your friends, family, colleagues, acquaintances, and anyone you can think of to help us spread the word https://wefunder.com/peerknect

- Share this message and post the link to our WeFunder campaign to your preferred social media about Peerknect (Facebook/Instagram) https://wefunder.com/peerknect

- Back our campaign today by investing here https://wefunder.com/peerknect

Everything helps! Make sure to watch our campaign video; a lot of love and energy has gone into building this platform!

All my best,
Emily Bruce